

July 17, 2013

<u>Via E-Mail</u>
Mr. William R. Miertschin
Chief Executive Officer
Hondo Minerals Corporation
15303 N. Dallas Parkway, Suite 1050
Addison, TX 75001

> **Re:** **Hondo Minerals Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **July 31, 2012**
> **Filed November 9, 2012**
> **Amendment No. 1 to Form 10-K for the**
> **Fiscal Year Ended July 31, 2012**
> **Filed December 21, 2012**
> **File No. 000-54326**

Dear Mr. Miertschin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for the Fiscal Year Ended July 31, 2012</u>

<u>General</u>

1.   Please revise to include clarification that your company is an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

2.   We note your references to development and commercial production throughout your filing. Pursuant to paragraph (a)(4) of Industry Guide 7, only companies with established

mineral reserves may be termed development or production stage companies in filings with the United States Securities and Exchange Commission. Please revise your disclosure throughout such that investors understand that you are in the exploration stage until you have established mineral reserves. We suggest substituting certain terms to enhance this clarification. For example, substitute mining operations with mining activities, substitute commercial production or production with extracting or processing mineralized materials. Base on your response we may have additional comment.

3.   The term ore is commensurate with the term reserve under Industry Guide 7 pursuant to paragraph (a) of Industry Guide 7. Please revise to remove such terms from your disclosure until you have defined a mineral reserve.

Overview, page 3

4.   We note your disclosure regarding the future option to expand development of your property by processing the sub-surface mineralization, float from lode veins, and surface exposure of highly mineralized lode veins present. Please tell us about the sampling and feasibility level work that has been performed on you properties to make this determination. If necessary, revise to remove speculative statements until a final feasibility study has been completed.

Principal Projects, page 4

5.   We note that several of your maps and pictures are too small to be legible. Please revise such that these maps and pictures are of sufficient scale to be clearly legible.

6.   Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

   •   The nature of your ownership or interest in the property.

   •   A description of all interests in your properties, including the terms of all underlying agreements and royalties.

   •   An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

   •   An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

- The area of your claims, either in hectares or in acres.

7.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

8.   Please expand your disclosure concerning the exploration plans for the properties pursuant to paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

Processing Methods, page 7

9.   We note your disclosure indicating that your company has proven the economy and efficacy of the ELeach process for the Tennessee Mine Tailings and that with new ore processing methods you are able to process tailings to recover economic values. Please explain, in detail, how your company has made this determination. In your response please address the sampling performed on the tailings to determine mineralized material content, feasibility studies, and other studies used to make this determination. Additionally provide a detailed description of the ELeach process. Based on your response we may have additional comment.

Analysis of the Company's Materials, page 11

10.   We note your Table 1 that discloses the sample test results from your property. Supplementally, and not as part of your filing, please provide us with all sampling data and test work that has been performed on your property. Include with this information the locations in which all samples were taken, the testing procedure used, a detailed description of your proposed processing method, and the conversions used to convert your raw sample data. Please note that you may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

11.   Please revise to clarify if the sample work performed on your property has been reviewed by an independent laboratory.

12.   In an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures. In your response please indicate the location of this disclosure

13.   We note your disclosure of saleable metals for the Tennessee Mine Tailings pile. Please revise to remove saleable metals and other estimates of mineralized materials until you have defined a mineral reserve pursuant to the Instructions to Paragraph (b)(5) of Industry Guide 7.

Recent Developments, page 16

14.   We note that you have extracted minerals from tailings facility. Please disclose the tonnage and grade of the tailings processed, the quantity and type of metals recovered, the metallurgical recoveries, and the quantity and type of metals sold pursuant to the Instructions to Item 102 of Regulation S-K.

15.   Additionally, revise to disclose the capacity and utilization of your extraction facility pursuant to the Instructions to Item 102 of Regulation S-K.

Financial Statements, page 25

Report of Independent Registered Public Accounting Firm, page F-1

16.   We note the date of the audit report, October 29, 2011, precedes the period referenced in the audit report, July 31, 2012. Please advise your independent accountant to revise their report to address this issue and amend your Form 10-K accordingly.

General

17.   Considering you have not realized any revenue from your planned operations and your disclosures appear to indicate that you have no proven or probable reserves established and you are engaged in the search for mineral deposits (reserves) which are not in either the development or production stage, it appears to us you are an exploration stage company as defined in Securities Act Industry Guide 7, paragraph (a). Please advise. Accordingly, if applicable, please confirm that in future filings you (a) will revise to state that you are an exploration stage company and (b) will include cumulative statement of operations, cash flows and shareholders' equity since inception as required by FASB ASC 915-205-45-2.

Other Exchange Act Filings

18. Given the materiality of the restatements made to the July 31, 2012 financial statements, it appears to us that an Item 4.02 Form 8- K was required. Please file an Item 4.02 Form 8-K, or tell us why it was not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at 202-551-3335 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. If you have questions concerning the Engineering comments contact John Coleman, Mining Engineer at 202-551-3610.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining